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                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                                        12/16/02

HANARO AGREES TO FIELD-TEST 2.3GHz WIRELESS BROADBAND INTERNET WITH FLARION

Hanaro Telecom, Inc. ('the Company' or 'Hanaro') announced that it signed a field-test contract with Flarion Technologies of the U.S., in an attempt to foster local development of the 2.3GHz wireless broadband Internet system and thereby win the fast-growing wireless Internet market of Korea. Flarion, as the architect of a mobile broadband technology, is known for unwiring the Internet with its flash-OFDM(TM) technology and enabling operators to provide their customers affordable mobile broadband access to the Internet - anytime, anywhere. Such an effort is geared toward the Company's ultimate goal of providing the wire-and-the-wireless services.

Hanaro plans, in close cooperation with Flarion, to conduct the field tests from April 2003 in Ilsan. The tests will look into technical feasibility and economic viability of 2.3GHz wireless broadband services, which the Company will base its service strategy planning going forward.